UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission File Number 1-8777
Virco Mfg. Corporation 401(k) Plan
Virco Mfg. Corporation
2027 Harpers Way
Torrance, California 90501

INTRODUCTION
Virco Mfg. Corporation, a Delaware corporation, has established the 401(k) Plan (the Plan). The Plan includes a cash or deferred arrangement plan intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.
REQUIRED INFORMATION
ITEM 1. Not applicable.
ITEM 2. Not applicable.
ITEM 3. Not applicable.
ITEM 4. Financial statements and exhibits
  (a) Financial statements:
Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed in the Index to Financial Statements in lieu of the requirements of Items 1 to 3 above.
  (b) Exhibit:
Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, Virco Mfg. Corporation as Plan Administrator has duly caused this Annual Report on Form 11-K for the year ended December 31, 2007, to be signed on its behalf by the undersigned hereunto duly authorized.

Virco Mfg. Corporation 401(k) Plan

Date: June 25, 2008	By:	/s/ Robert E. Dose

Robert E. Dose
Vice President — Finance

Report of Independent Registered Public Accounting Firm
Virco Mfg. Corporation
as Plan Administrator of the
Virco Mfg. Corporation 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Virco Mfg. Corporation 401(k) Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U. S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Los Angeles, California
June 25, 2008

Virco Mfg. Corporation 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments, at fair value:
Interest-bearing cash	$1,331,709	$1,309,229
Mutual funds	12,784,971	11,156,222
Common stocks	3,634,166	3,930,248
Participant loans	648,959	568,890

	18,399,805	16,964,589

Participants’ contributions receivable	30,157	59,055

Total assets	18,429,962	17,023,644

Liabilities
Accounts payable	4,102	—

Total liabilities	4,102	—

Net assets available for benefits	$18,425,860	$17,023,644

See accompanying notes.

Virco Mfg. Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year ended December 31
2007
Additions to net assets attributed to:
Participant contributions	$1,886,491
Earnings on investments:
Interest and dividends	845,323
Net appreciation in fair value	411,812

Total additions	3,143,626

Deductions from net assets attributable to:
Benefits paid to participants	1,741,410

Total deductions	1,741,410

Net increase	1,402,216

Net assets available for plan benefits:
Beginning of year	17,023,644

End of year	$18,425,860

See accompanying notes.

Virco Mfg. Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2007
1. Plan Description
Virco Mfg. Corporation (the Company) established the Virco Mfg. Corporation Employee Stock Ownership Plan (ESOP) effective as of April 1, 1993, as a leveraged employee stock ownership plan. In January 2002, the Company amended and renamed the Plan the Virco Mfg. Corporation 401(k) Plan (the Plan). Under the amended Plan, the leverage feature that allowed the Plan to obtain advances from the bank to purchase Company common stock was discontinued. While the Plan continues to offer the Company common stock as one of the investment options, the amended Plan no longer operates as a leveraged employee stock ownership plan.
The Plan was designed to comply with Internal Section Code section 401(a) as a profit sharing plan, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is designed to enable employees to save for retirement and defer payment of income taxes on the amount saved. A Plan committee comprising of at least two persons appointed by the Company’s Board of Directors administers the Plan.
The Plan’s assets are held and managed by Wilmington Trust Company (Wilmington Trust). As trustee, Wilmington Trust invests cash received, interest and dividend income, and makes distributions to participants.
Employees of the Company are eligible to participate if they have attained at least 18 years of age and have completed six months of eligible service providing they worked at least 500 hours during such plan year. Eligible employees may defer from 1% to 50% of basic compensation on a before-tax basis, limited to $15,500 in 2007 (provision to the Internal Revenue Code); however, the maximum contribution percentage decreases for highly compensated employees. Contributions are held by Wilmington Trust in a money market account which earns interest until receipt of instructions from the Plan Administrator on how to allocate the contributions among the investment funds.
Subject to the amendment or termination of the Plan, as of the last day of a Plan year, the Company may, in its sole discretion, make a matching contribution to each participant’s account to the extent that the participant has contributed to the Virco Mfg. Common Stock Fund. The Company may also make an employer contribution to the Plan at its sole discretion. Any contribution may be made in cash or in shares of Company common stock. The total amount of Company contributions cannot exceed the amount deductible by the Company for federal income tax purposes. The Company elected not to make any contributions during the year ended December 31, 2007.

Virco Mfg. Corporation 401(k) Plan
Notes to Financial Statements (continued)
1. Plan Description (continued)
Distributions from the Plan are made when a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company. However, participants may make withdrawals while still employed anytime after reaching the age of 59-1/2, or if the participant becomes disabled as defined in the Plan document. Withdrawals can also be made while still employed due to a “hardship” need. These withdrawals may be made once during any 12-month period and must comply with the Internal Revenue Code Section 401(k) and the applicable regulations. Participants in the Virco Mfg. Corporation Common Stock Fund may request Company common stock, valued at current market value, in lieu of cash.
All shares of Company common stock allocated to participant accounts are voted by Wilmington Trust in accordance with the participant’s instructions. Allocated shares not voted by participants are voted pro rata by Wilmington Trust based on votes actually cast by participants.
The participant is immediately 100% vested in the value of his contributions and is automatically 100% vested in the value of any matching contributions on the participant’s 65th birthday, death, or if he becomes permanently disabled while still employed by the Company. However, if employment terminates before the age of 65 for a reason other than death or disability, the participant’s vesting in the value of any matching or other Company contributions will be based upon the participant’s years of vesting service and in accordance with the following schedule:

Years of Service	Vested Interest
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%
The amount to which the participant is not vested is subject to forfeiture in accordance with the provisions of the Plan.

Virco Mfg. Corporation 401(k) Plan
Notes to Financial Statements (continued)
1. Plan Description (continued)
The Company reserves the right to change or discontinue the Plan at any time. If the Plan is fully or partially terminated within the meaning of applicable federal law, each affected participant will be 100% vested in the value of his account as of the date of the Plan termination.
Participants who maintain account balances of $2,000 or more are eligible to borrow up to 50% of their vested account balance. The amount borrowed cannot exceed $50,000 and the terms of the loans are generally for a period of five years. Participant loans bear interest at the prime rate plus 1% and are collateralized by the participant’s vested interest.
Additional information about the Plan is contained in the “Virco Mfg. Corporation 401(k) Plan Summary Plan Description.” Copies of this document are available from the Company.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on an accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Valuation of Assets
Investments are stated at fair value. The fair value of assets, except for participant loans and cash accounts, is determined on the basis of the quoted market and redemption values on the last business day of the Plan year. The cost of investments sold is determined on the specific-identification method. Participant loans and cash accounts are valued at their outstanding balance which approximates market.
Contributions
Contributions are recorded when the Company makes payroll deductions from, or reduces the compensation of, Plan participants.
Earnings Allocation
Net investment income (loss) of each fund is allocated daily to the individual participant’s accounts based on the ratio of each participant’s balance to the total account balances.

Virco Mfg. Corporation 401(k) Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Benefit Payments
Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Effect of Recently Issued Accounting Standards
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. This pronouncement will be effective for the Plan’s year beginning January 1, 2008. Plan management is currently evaluating the effect that the provisions of SFAS No. 157 will have on the Plan’s financial statements.
3. Investments
Upon enrollment in the Plan, a participant may direct employee contributions among any or all of the investment options.
Participants may change investment choices any business day by transferring a percentage from one investment fund to another effective as of the end of any business day. The investments in shares of the fund are valued at the closing net asset value per share as determined by the appropriate fund portfolio at year-end.

Virco Mfg. Corporation 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The fair values of individual investments that represent 5% or more of the Plan’s net assets at December 31 are as follows:
     Investments at fair value:

	2007	2006
Alliance Growth & Income Fund	$1,234,796	$1,099,703
American Funds Growth Fund	1,889,129	1,672,847
* American Euro pacific Growth Fund	1,131,442	692,679
Bond Fund of America	1,448,207	1,449,777
Cash Management Trust of America Fund	1,202,029	1,212,059
* Capital World Growth & Income	1,008,178	719,508
Oppenheimer Quest Balanced Value Fund	8	1,183,571
Income Fund of America	1,259,052	—
Paine Webber Brinson Tactical Allocation Fund	—	2,888,165
DWS S&P 500 Index Fund	2,761,211	—
Virco Mfg. Corporation common stock	3,634,166	3,930,248

*	These funds represent 5% or more of the Plan’s net assets at December 31, 2007, but not at December 31, 2006.
Investments held by the Plan (including investments bought, sold, as well as held during the period) appreciated (depreciated) as follows during the year ended December 31, 2007:

2007
Mutual funds	$633,518
Common stock	(221,706)

Net appreciation for the year	$411,812

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. The Plan’s concentration of credit risk and market risk are dictated by the Plan’s provisions as well as those of ERISA. Due to the level of risk associated with certain investment securities and level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the statements of net assets available for benefits and statements of changes in net assets available for benefits.
Unallocated balances are held in the Wilmington Trust Company cash account and were $129,680 and $97,170 at December 31, 2007 and 2006, respectively.

Virco Mfg. Corporation 401(k) Plan
Notes to Financial Statements (continued)
4. Transactions With Parties-in-Interest
The Plan purchases Company common stock to fulfill participant contributions to the Virco Mfg. Corporation Common Stock Fund through open market purchases and, from time to time, through parties-in-interest transactions. The per share purchase price is determined to be the closing market price on the day of transaction.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated June 11, 2002, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the code, and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
6. Administrative Expenses
Certain administrative functions are performed by officers or employees of the Company. No officers or employees receive compensation from the Plan. Substantially all expenses associated with establishment, operation and administration of the Plan are borne by the Company.

Supplemental Schedule

Virco Mfg. Corporation 401(k) Plan
EIN: 95-1613718    Plan Number: 002
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2007

	Description
	of
Identity of Issue	Investment	No. of Units	Current Value
Wilmington Trust Company*	Cash account	N/A	$129,680
Cash Management Trust of America Fund	Cash account	N/A	1,202,029
Alliance Growth & Income Fund	Mutual fund	291,225.57	1,234,796
American Balanced Fund	Mutual fund	10,057.97	194,219
American Euro Pacific Growth Fund	Mutual fund	22,241.83	1,131,442
Bond Fund of America	Mutual fund	110,888.77	1,448,207
Capital Income Builders Fund	Mutual fund	5,436.87	340,131
Capital World Growth & Income	Mutual fund	22,599.82	1,008,178
DWS S&P 500 Index Fund	Mutual fund	141,964.56	2,761,211
Growth Fund of America	Mutual fund	55,546.26	1,889,129
Income Fund of America	Mutual fund	64,966.58	1,259,052
Lord Abbett Value Opportunity Fund	Mutual fund	44,571.65	590,574
MFS Strategic Value Fund	Mutual fund	44,390.34	561,094
MFS Technology Fund	Mutual fund	25,767.54	366,930
Oppenheimer Quest Balanced Value Fund	Mutual fund	0.53	8
Virco Mfg. Corporation * ( Common Stock )	Common stock	493,303.44	3,634,166
Participant* loans	* *		648,959

			$18,399,805

*	Party-in-interest.

**	The participant loans represent loans to 157 plan participants. The loans bear interest at the prime rate as of the beginning of the quarter plus 1% and are collateralized by the participants’ vested interests. The prime rate ranged from 8.25% to 7.25% in the current year.